350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268
Telephone: 954-991-5420
Facsimile: 844-670-6009
http://www.dickinsonwright.com

Clint J. Gage
CGage@dickinsonwright.com
954-991-5425

September 2, 2022

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc.
Amendment No. 6 to Offering Statement on Form 1-A
Filed August 9, 2022
File No. 024-11563

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Property Bonds, Inc. (the “Company”) Amendment No. 7 (“Amendment No. 7”) to the above-referenced offering statement on Form 1-A originally filed on June 23, 2021 (“Form 1-A”). Amendment No. 7 is marked with < R > tags to show changes made from Amendment No. 6 to the Form 1-A which was filed on August 9, 2022. Set forth herein please find a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Dara Albright dated August 25, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amended Offering Statement on Form 1-A

Risk Factors, page 9

1. Comment: Refer to your response to comment 1. Please add a separately-captioned risk factor describing any material risks related to the fact that you are unable to conduct the offering in Florida. As part of this risk factor, discuss the specific potential consequences to both you and investors if, despite the changes that you have made to the company and this offering, Florida regulators take the position that the offering does not comply with Florida issuer-dealer registration laws.

Response: In response to the Staff’s Comment #1, the Company has added a risk factor in Amendment No. 7 describing material risks related to the fact that the Company is unable to conduct the offering in Florida and discussing the specific potential consequences to the Company and investors if Florida regulators take the position that the offering does not comply with Florida issuer-dealer registration laws.

Dickinson Wright PLLC
Office of Finance | Division of Corporation Finance
Securities and Exchange Commission
September 2, 2022
Page 2

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 6 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Dickinson Wright PLLC

By:	/s/ Clint J. Gage
Clint J. Gage, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission
Dara Albright/Worth Property Bonds, Inc.
Sally Outlaw/Worthy Property Bonds, Inc.
Alan Jacobs/Worthy Property Bonds, Inc.